Mail Stop 4561

December 20, 2006

Ray Thousand
Chief Executive Officer and President
United Pan Am Financial Corp.
3990 Westerly Place
Newport Beach, California 92660

> **Re:** **United Pan Am Financial Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 000-24051**

Dear Mr. Thousand:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

Sincerely,

Joyce Sweeney
Senior Accountant